EXHIBIT 77.Q.2.


Section 16(a) Beneficial Ownership Reporting Compliance

      Under Section 16(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"), Section 30(f) of the 1940 Act and Securities and Exchange Commission ("SEC") regulations thereunder, the Fund's officers and Trustees, persons owning more than 10% of the Fund's shares of beneficial interest, and the Fund's portfolio managers are required to report their transactions in the Fund's shares to the SEC, the New York Stock Exchange and the Fund. Based solely on the Fund's review of the copies of such reports received by it, the Fund believes that, during the fiscal year ended March 31, 2002, all filing requirements applicable to such persons were complied with except that (1) Mr. Geser (who became a portfolio manager of the Fund on March 28,
2001) did not report on a timely basis in a Form 3 filing one transaction where he purchased shares of beneficial interest of the Fund; (2) Gregory A. Jordan, a portfolio manager of the Fund, engaged in one transaction where he purchased shares of beneficial interest of the Fund that was not reported on a timely basis in a Form 4 filing; and (3) Gerald E. Thunelius, a portfolio manager of the Fund, engaged in three transactions where he purchased shares of beneficial interest of the Fund that were not reported on a timely basis in a Form 4 filing. However, each of the above described purchases subsequently was reported on the appropriate form.